UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under the

Securities Exchange Act of 1934

For the month of June, 2024

Commission File Number: 001-38336

NUTRIEN LTD.

(Name of registrant)

Suite 1700, 211 19th Street East

Saskatoon, Saskatchewan, Canada

S7K 5R6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

The exhibit to this report on Form 6-K shall be incorporated by reference into and as an exhibit to the registrant’s Registration Statement on Form F-10 (File No. 333-278180) under the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NUTRIEN LTD.

Date: June 18, 2024	By:	/s/ Robert A. Kirkpatrick
	Name:	Robert A. Kirkpatrick
	Title:	Senior Vice President, General Counsel
Securities & Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Terms Agreement, dated June 17, 2024, including the Underwriting Agreement attached thereto as Exhibit I, between Nutrien Ltd. and Goldman Sachs & Co. LLC, acting as Lead Underwriter of the several underwriters listed on Schedule A thereto